Filed by Triton Container International Limited

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: TAL International Group, Inc.

Commission File No. 001-32638

Date: November 9, 2015